Exhibit 99.3

FROM: Mr. William Berry

TO: All CLR Employees

As you know from Harold’s email earlier today, the Hamm family has proposed a “take private” transaction for Continental. The Hamm family currently collectively owns approximately 83% of Continental’s stock, and they are offering to purchase the remainder of the outstanding common stock held by all other existing shareholders. So, what happens now?

First and foremost, it is business as usual for each of us. The family’s offer is a non-binding proposal to Continental’s Board of Directors. The Board will delegate the review and negotiation of the proposal to a special committee of independent directors. The special committee will hire its own independent financial and legal advisors, and they will carefully review, evaluate, and negotiate with the Hamm family.

The job of the special committee is to ensure that the process and ultimate outcome is fair to our public shareholders.

Second, there can be no assurance that any transaction will be approved or consummated. Rest assured, however, that Continental is not going anywhere. Only one of two things is going to happen. Either Continental will stay public, with approximately 83% ownership by the family, or Continental will be 100% owned by the family.

Continental will continue to be a top competitor in our industry. We will continue our outstanding commitment to ESG leadership and operational excellence as well as employee opportunity.

We will update you as this process progresses. In the interim, attached is a frequently asked questions (FAQ) document that is designed to answer questions you may have.

Bill

Frequently Asked Questions

June 14, 2022

General Transaction

Q. What was announced?

A. Today we announced that the board of directors of Continental Resources, Inc. (“CLR”) has received a non-binding proposal letter from Harold G. Hamm, on behalf of himself, the Harold G. Hamm Trust and certain trusts established for the benefit of Mr. Hamm’s family members (collectively, the “Hamm Family”) to purchase all of the outstanding shares of common stock of CLR, other than shares of Common Stock owned by the Hamm Family and shares of Common Stock underlying unvested equity awards issued under CLR’s long term incentive plans, at a price of $70.00 per share. If the transaction is consummated, CLR will become a private company.

Q. What is involved in proceeding with the proposed transaction?

A. The CLR Board of Directors is delegating the review and negotiation of Mr. Hamm’s proposal to a special committee of independent directors (the “Special Committee”), who will, in consultation with its own independent financial and legal advisors, carefully review and evaluate and negotiate the Hamm Family proposal. The Special Committee process is designed to advocate for and protect the interests of our minority shareholders, including our public investors. The Hamm Family has agreed not to move forward with the transaction unless the Special Committee determines the price is fair to, and in the best interest of, our public shareholders.

At this point, the board of directors of CLR has only received the non-binding proposal letter from the Hamm Family and no decisions have been made by the Special Committee with respect to CLR’s response to the proposal. There can be no assurance that any agreement will be entered into or that transaction will be approved or consummated.

Q. What does it mean when a public company goes private?

A. In a “take-private” transaction, an investor or a group of investors, in this case, the Hamm Family, acquires all of the common stock held by existing public shareholders. When the transaction closes, the company’s common stock no longer trades on a national securities exchange and the company generally ceases being a public company. If Mr. Hamm and the Special Committee are able to reach an agreement regarding Mr. Hamm’s proposal and the transaction closes, CLR will no longer be traded on the New York Stock Exchange (the “NYSE”) and the Hamm Family will be CLR’s sole shareholders.

While the transaction proposed by Mr. Hamm would result in the Hamm Family’s ownership of CLR increasing from approximately 83% to 100% of CLR’s common stock, the ownership by CLR of its assets and the conduct of its operations would continue as they have in the past. Because of the current ownership by the Hamm family, Continental is a controlled company and as such, the control of the company will not change under either scenario.

Q. Should I be doing anything differently between now and when the transaction closes?

A. No, Mr. Hamm has simply made a proposal to take CLR private. There is no assurance the transaction will occur. Moreover, even if the transaction does occur, the conduct of CLR’s operations will continue as they have in the past, both while the proposed transaction is pending and following its completion. It’s important that we all stay focused on doing our jobs safely, efficiently and effectively.

Jobs, Benefits and Other Employee Impact

Q. Will my job title and compensation stay the same if the transaction occurs?

A. The transaction is generally not expected to have any impact on the employment status, job titles and/or compensation levels of CLR’s employees. Mr. Hamm’s proposal contemplates that an employee’s total compensation following a transaction will be substantially equivalent following a transaction and that CLR would maintain a substantially similar compensation philosophy, with similar plans and programs.

Q. If a transaction occurs, what happens to the CLR common stock that I own outright?

A. Under Mr. Hamm’s proposal, any shares of CLR common stock that you have purchased and any vested stock awards, would be entitled to receive the per share consideration in the transaction. Mr. Hamm has proposed a transaction involving per share consideration of $70.00, but this price will be negotiated between Mr. Hamm and the Special Committee.

Q. If a transaction occurs, what will happen to my outstanding, unvested equity compensation awards?

A. Because of the Hamm Family’s preexisting ownership of approximately 83% of CLR’s common stock, the transaction will not result in a change in control of CLR under the long-term incentive plans. You will continue to hold your award, as adjusted, for the remainder of your original vesting period.

Mr. Hamm’s proposal contemplates that CLR would no longer have publicly traded common stock; therefore, the transaction would require certain adjustments to the design of outstanding stock-based compensation awards, including the possible use of cash to settle awards. Analysis is still ongoing to determine the most appropriate structure for existing equity awards, but we expect that any adjustments to your outstanding equity compensation awards will preserve the economic value of that award at the time of the transaction.

Q. If a transaction occurs, will I be entitled to receive equity compensation awards in the future?

A. Because Mr. Hamm’s proposal contemplates that CLR would no longer have publicly traded common stock, the transaction would require certain adjustments to the design of future incentive awards. Analysis is still ongoing to determine the most appropriate structure for new incentive awards going forward, but we intend to design future awards so that an employee’s total compensation following a transaction will be substantially equivalent to his or her compensation prior to the transaction.

Q. Will there be headcount reductions in connection with the transaction?

A. We are not expecting any reductions in force as a result of this transaction. While CLR would cease to have public shareholders as a result of the transaction, its operations will continue in substantially the same fashion as they have in the past. The vast majority of employees will see no change in their day-to-day routine, while a small number may need to make minor adjustments in certain processes to support the needs of a private company.

Q. Will this impact the 2022 bonuses that are planned to be paid out in February of 2023? What about future bonuses?

A. No. Proposed 2022 bonuses are not expected to be impacted as a result of this transaction. Any bonus awards granted with respect to future years will continue to be structured by CLR in a manner deemed most appropriate to motivate, incentivize and retain our employees with respect to the applicable year.

Q. Will our benefits package change?

A. No. CLR is committed to maintaining a competitive compensation package and no material changes are planned to your benefits package (including the existing 401(k) program and vacation policies).

Q. Will we continue to hire?

A. We will endeavor to remain competitive with compensation and continue to hire and attract talent after going private as necessary.

Q. Can I continue to trade my CLR stock while the transaction is pending?

A. Yes. During this time, covered employees should continue to follow the established pre-clearance process and expect customary black-out periods as long as CLR is a public company. Of course, insider trading rules always apply to all employees, and nobody should trade if they are aware of material non-public information. Any questions should be directed to Rich Green (ext. 1413) or Jim Webb (ext. 1701).

What does the Future Hold?

Q. Does the Hamm Family still expect to own CLR for the long term?

A. Yes. The Hamm Family intends to own CLR for a very long time and they plan to continue to operate CLR as it has operated in the past.

Q. Will CLR continue to be headquartered in Oklahoma City once this transaction closes?

A. Yes, the corporate headquarters will remain in Oklahoma City.

Q. Will the Hamm Family be involved in the day-to-day operations at CLR?

A. Until the closing date of a transaction, CLR will continue as a publicly traded company and its operations will be managed by its board and senior management team. To the extent members of the Hamm Family are involved in management of CLR, we expect that involvement to generally continue in accordance with past practice. CLR will operate as it has in the past pending and after the proposed transaction. The only difference is that its common stock will no longer be publicly-traded and the Hamm Family’s ownership would increase from approximately 83% to 100%.

Q. Will CLR continue to have public reporting obligations?

A. The terms of the indentures under which CLR’s outstanding debt securities were issued require CLR to continue filing annual and quarterly reports with the SEC, so SEC reporting will continue as it has in the past and the CLR employees who support these functions will still be needed to fulfill their responsibilities.

Q. What should we tell business associates?

A. This transaction will have no impact on CLR’s business associates. If asked, you should tell them that it’s business as usual and CLR employees will continue to deliver the same exceptional customer service they have come to expect. CLR has a long-term equity partner in the Hamm Family that is committed to continued investment in CLR’s growth.

Staying Informed

Q. Where can I find updates about the potential transaction between now and the time a definitive agreement is signed?

A. Updates related to the potential transaction will be made publicly available through our filings with the SEC. These filings are available on the CLR website at www.clr.com by selecting “Investors,” then “News & SEC Information,” and then “SEC Filings.” We will let you know as often as possible.

3